UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.

(Translation of registrant’s name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Star Bulk Carriers Corp. dated December 22, 2014, titled Star Bulk Announces the Sale of M/V Star Kim.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2014	STAR BULK CARRIERS CORP.
(Registrant)

	By:	/s/ Simos Spyrou
		Name:	Simos Spyrou
		Title:	Co-Chief Financial Officer

Exhibit No.	Name
99.1	Press release of Star Bulk Carriers Corp. dated December 22, 2014, titled Star Bulk Announces the Sale of M/V Star Kim.

Exhibit 99.1

STAR BULK CARRIERS CORP. ANNOUNCES THE SALE OF M/V STAR KIM

ATHENS, GREECE, December 22, 2014—Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK) a global shipping company providing transportation solutions in the dry bulk sector, today announced that it has entered into a binding agreement to sell the M/V Star Kim (ex Princess I, the “Vessel”), a 38,858 dwt Handymax vessel, built in 1994, to a non-related third party (the “Buyers”). The Company expects to deliver the Vessel to the buyers by early February 2015 at the latest.

Star Kim was acquired from Excel Maritime Carriers Ltd (“ Excel ”) under an “en bloc” transaction of 34 vessels on August 19, 2014 and was delivered to the Company on December 5, 2014.

This transaction signals the beginning of Star Bulk’s strategy to divest from part of its older fleet vessels, while strengthening its balance sheet and improving its liquidity position.

The opportunistic sale of older assets coupled with the expected delivery of 35 fuel efficient newbuilding vessels in 2015 and 2016, will allow Star Bulk to operate a large, modern and diverse fleet serving a multitude of clients and transporting a variety of cargos across the globe.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK”. On a fully delivered basis, Star Bulk will have a fleet of 103 vessels, with an aggregate capacity of 11.9 million dwt, consisting primarily of Capesize, as well as, Kamsarmax, Panamax, Post-Panamax, Newcastlemax, Ultramax, Supramax and Handymax vessels with carrying capacities between 38,800 dwt and 209,000 dwt. Our fleet currently includes 56 operating vessels, 12 second hand vessels to be delivered by December 31, 2014 and 35 newbuilding vessels currently under construction at shipyards in Japan and China. All of the newbuilding vessels are expected to be delivered during 2015 and 2016.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies, the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business, vessel breakdowns and instances of off-hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:Simos Spyrou, Christos Begleris

Co ‐ Chief Financial Officers

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Ag. Konstantinou Av.

Maroussi 15124

Athens, Greece

Email: info@starbulk.com

www.starbulk.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661‐7566

E‐mail: starbulk@capitallink.com

www.capitallink.com